Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-1 filed pursuant to Rule 462(b) of the Securities Act of 1933 of the reference to our firm under the caption “Experts” and to the incorporation by reference of our report dated October 15, 2020, (except for paragraphs five through six of Note 1, the fourth paragraph of Note 2 and paragraphs six through eight, and twelve through eighteen of Note 15, as to which the date is February 8, 2021), with respect to the financial statements of Talis Biomedical Corporation included in Amendment No. 2 to the Registration Statement (Form S-1 No. 333-252360) and related Prospectus of Talis Biomedical Corporation for the registration of its common stock.

/s/ Ernst & Young LLP

Redwood City, California

February 11, 2021